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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    FORM 15

         Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
                             Exchange Act of 1934.

                       Commission File Number 001-13729

                            R&B Falcon Corporation
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            (Exact name of registrant as specified in its charter)

                               901 Threadneedle
                           Houston, Texas 77079-2982

                                (281) 496-5000
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              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

      13.875% Senior Cumulative Redeemable Preferred Stock, par value $.01
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           (Title of each class of securities covered by this Form)


                         Common Stock, $.01 par value;
            Series A Junior Participating Preferred Stock Purchase Rights
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              (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)            [X]         Rule 12h-3(b)(1)(ii)            [ ]
Rule 12g-4(a)(1)(ii)           [ ]         Rule 12h-3(b)(2)(i)             [ ]
Rule 12g-4(a)(2)(i)            [ ]         Rule 12h-3(b)(2)(ii)            [ ]
Rule 12g-4(a)(2)(ii)           [ ]         Rule 15d-6                      [ ]
Rule 12h-3(b)(1)(i)            [X]

                 Approximate number of holders of record as of
                       the certification or notice date:


Description of Security                    No. of Holders
-----------------------                    --------------
13.875% Senior Cumulative                        0
Redeemable Preferred Stock,
par value $.01


     Pursuant to the requirements of the Securities Exchange Act of 1934, R&B Falcon Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 4, 2001                     By:    /s/ Paul B. Loyd, Jr.
                                              -------------------------------
                                              Name:  Paul B. Loyd, Jr.
                                              Title:  Chairman and
                                                      Chief Executive Officer